EXHIBIT 4.20

Deed of settlement and release – Mr Ian F Scholes

This deed of settlement and release

is made on 2nd August 2004 between the following parties:

1.            Ian Scholes
C/- Nathan Kuperholz, Level 2, 280 Queen Street, Melbourne, Victoria, 3000
(Scholes)

2.            National Australia Bank Limited
ABN 12 004 044 937
of 500 Bourke Street, Melbourne, Victoria, 3000
(the National)

Recitals

A.           Scholes was employed as Executive General Manager, Corporate & Institutional Banking of the National pursuant to terms and conditions of appointment and employment contained in a letter and attachments dated 8 March 2002.

B.            The employment contract provides for various entitlements and imposes obligations on the parties depending upon the reasons for termination of employment.

C.            Scholes’ employment as Executive General Manager, Corporate & Institutional Banking of the National was terminated on 12 March 2004.

D.            On about 12 March 2004, a PricewaterhouseCoopers report was released entitled “Investigation into foreign exchange losses at the National Australia Bank” (the PwC Report). On about 23 March 2004 a report was released by the Australian Prudential Regulation Authority entitled “APRA Report into Irregular Currency Options Trading at the National Australia Bank” (the APRA Report).

E.            The parties have agreed to settle the terms of Scholes’ termination, and any claims arising from any publication by the National of or concerning the PwC Report or the APRA Report, in accordance with this deed.

This deed witnesses

that in consideration of, among other things, the mutual promises contained in this deed, the parties agree:

1             Payment

1.1          The National must pay to Scholes within 14 days of the date of execution of this deed by Scholes the sum of $2,242,700.00 (Settlement Sum), less appropriate taxation deductions as required by law for payment of all contractual and statutory amounts in respect of the termination of Scholes’ employment with the National which are identified in Attachment 1.

The Settlement Sum is in respect of the following components as set out in Attachment 1:

(a)           TRP for the period 13 March 2004 to 25 March 2005;

(b)           Target incentive payment for the period 13 March 2004 to 25 March 2005; and

(c)           Deferred incentive payment.

1.2          Accrued entitlements

The National has already paid the net amount of $492.96 to Scholes on 15 March 2004. This payment is in satisfaction of TRP to 12 March 2004 and includes all of Scholes’ accrued annual leave and annual leave loading entitlements.

1.3          Retention of shares, share options and performance rights

The National acknowledges that Scholes will retain the following shares, share options and performance rights on the same terms and conditions on which they were granted:

(a)           71 “EVA” shares;

(b)           Share options granted on 25 March 2002 (250,000 @ $36.14);

(c)           Share options granted on 20 March 2003 (125,000 @ $30.46); and

(d)           Performance rights granted on 20 March 2003 (31,250).

1.4          Reasonable legal expenses

The National will reimburse Scholes’ reasonable legal expenses (of Nathan Kuperholz, his associate firm Kliger Partners and Mark Dreyfus QC) in the sum of $22,721.93, incurred since the termination of his employment and which relate to legal advice solely in relation to the termination of his employment and the negotiation and conclusion of the settlement as reflected in this deed. Reimbursement of such reasonable legal expenses will be made within 14 days of the date of execution of this deed by Scholes.

2             Scholes’ acknowledgments, release and undertaking to the National

2.1          Acknowledgments

Scholes acknowledges that:

(a)           The National pays the Settlement Sum under clause 1.1, the accrued entitlements under clause 1.2 and allows retention of the shares, share options and performance rights under clause 1.3 in full settlement of any claims against the National:

(i)            arising from Scholes’ employment with the National, or its termination; or

(ii)           in respect of any publication of or concerning the PwC Report or the APRA Report,

that Scholes has now or may have had in the future if the parties had not executed this deed; and

(b)           this deed must not be interpreted as an admission by the National of liability to Scholes for any matter.

2.2          Release

Scholes releases absolutely and discharges the National from any claim, action, suit, cause of action, demand, liability, damages and costs (whether at common law, in equity or, to the extent permitted, under any statute):

(a)           arising in any way concerning or in the course of Scholes’ employment or directorships with the National or their termination (but excluding any claim for personal injury arising under the Accident Compensation Act 1985 (Vic) or any third party claim, action, suit, cause of action, demand, liability, damages and costs against Scholes for which he would, in the normal and usual course, have been indemnified by the National);

(b)           for reimbursement of reasonable work related expenses which remain outstanding as at the date of this deed (including any reasonable amounts owing on the company credit card as of 12 March 2004); or

(c)           in respect of any publication of or concerning the PwC Report or the APRA Report,

that Scholes has now or may have had in the future if the parties had not executed this deed.

2.3          Resignation from appointments

Scholes agrees to take immediate steps to terminate his directorships or appointments to any body (including, but not limited to, any related corporation of the National) which Scholes holds as a result of, or arising from, his employment with the National.

3             Release of Scholes

(a)           Subject to clause 3(b), the National releases and discharges Scholes from any claim, action, suit, cause of action, demand, liability, damages and costs (whether at common law, in equity or, to the extent permitted, under any statute) the National has or may have against Scholes in respect of Scholes’ employment with the National.

(b)           The National does not release or discharge Scholes in any manner whatsoever in respect of any claim, action, suit, cause of action, demand, liability, damages and costs (whether at common law, in equity or, to the extent permitted, under any statute) arising from any criminal or fraudulent conduct committed by Scholes in the course of his employment with the National.

4             Confidentiality

(a)           Neither party may disclose any information in respect of the terms of this deed, other than:

(1)           for the purpose of enforcing this deed;

(2)           with the express authority of the other party; or

(3)           as required by any:

(A)          applicable law;

(B)          order of a court of competent jurisdiction;

(C)          rule of a recognised stock exchange; or

(D)          government department or agency.

(b)           Notwithstanding clause 4(a), the National may disclose information in respect of the terms of this deed in the course of its compliance with regulatory disclosure obligations and communication with shareholders.

5             Future co-operation

(a)           To ensure a smooth transition, Scholes agrees to co-operate fully with any requests made by the National for the provision of information and other assistance concerning the business, affairs or customers of the National.

(b)           Scholes agrees that he will, if requested by the National or any subsidiary of the National, provide such assistance (including by giving statements and evidence) as the National or the subsidiary may reasonably require in respect of any court proceedings or any investigation or enquiry by any relevant regulator in relation to the National or the subsidiary.

(c)           Subject to satisfactory substantiation, the National agrees to reimburse Scholes for all reasonable time spent and/or reasonable expenses incurred by him in providing assistance in accordance with clause 5(b).

6             Plea in bar

(a)           The National may plead this deed in bar to any claim or proceeding by Scholes in respect of the subject matter of the release in clause 2.

(b)           Scholes may plead this deed in bar to any claim or proceeding by the National in respect of the subject matter of the release in clause 3.

7             Costs and expenses

The National must pay all reasonable costs and expenses in respect of the negotiation, preparation, execution, delivery, stamping and registration of this deed.

8             Scholes’ warranties

Scholes warrants that:

(a)           Scholes has entered into this deed voluntarily and without any duress from the National;

(b)           except as set out in this deed, the National has not made any promises, representations or inducements to Scholes to enter into this deed;

(c)           Scholes has had full opportunity to consult Scholes’ legal advisers concerning the nature, effect and extent of the matters addressed by this deed; and

(d)           Scholes is aware that the National is relying on this warranty in executing this deed.

9             Governing law and jurisdiction

(a)           This deed is governed by the law of Victoria.

(b)           Each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria.

10           Severability

(a)           Any clause in this deed which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b)           Any clause in this deed which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

11           Entire agreement

This deed, including Attachment 1 hereto, embodies the entire agreement between the parties in respect of the subject matter of the deed and there is no other understanding, agreement, representation or warranty, whether expressed or implied, in any way extending, modifying or qualifying any of the provisions of this deed.

12           Time of the essence

Time is of the essence of this deed.

13           Counterparts

(a)           This deed may be executed in any number of counterparts.

(b)           All counterparts, taken together, constitute one deed.

(c)           A party may execute this deed by signing any counterpart.

14           Letter from John Stewart

Within seven days of settlement, the National will provide to Scholes the original of the letter from John Stewart on behalf of the National to Mr Scholes in the terms of Attachment 2.

Executed as a deed:

By Peter McKinnon as the validly authorised
attorney of the National Australia Bank Limited
under power of attorney dated 29 February 1991
(as amended) in the presence of:

Attorney

Witness

Name of witness (please print)

Signed sealed and delivered by	[Original signed]
Ian Scholes
in the presence of:

[Original signed]
Witness

NATHAN KUPERHOLZ
C/- 280 Queen Street, Melbourne 3000
A natural person who is a current
Practitioners within the meaning of
The Legal Practice Act 1996

Name (please print)

Attachment 1 – Components of Settlement Sum

Description		Amount(1)
1	TRP from 13 March 2004 to 25 March 2005 (i.e. 55 weeks to expiry of contract period) @ $597,811.09 per annum x 150%.	$948,450.00
2	Target incentive payment from 13 March 2004 to 25 March 2005 @ $650,000 per annum x 150% (ie. 55 weeks TEC x 150%).	$1,031,250.00
3	Deferred incentive payment	$263,000.00

(1)  Amounts expressed are gross, unless stated otherwise and are subject to deduction of tax as required by law.

Attachment 2 – Letter from Mr Stewart on behalf of the National to Mr Scholes

[To be placed on National Australia Bank letterhead]

[insert date]

Mr Ian Scholes

24 The Avenue

Hampton  Vic  3188

Dear Ian

I am pleased that the National and you have been able to amicably resolve the terms of settlement applying to your departure from the National Australia Bank. The terms of the settlement we have reached are consistent with the advice the National has received regarding your entitlements under your contract of employment.

I am disappointed that we did not have the opportunity to work together on rebuilding the National, and share your regret that the events which occurred leading up to your departure occurred ‘on your watch’.

I would also like to acknowledge your contribution over recent years as one of the senior managers of the National and wish you the best in the future.

Yours sincerely

John Stewart
Managing Director